UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                                 SEC File Number
                                                                         0-23123

                                                                    CUSIP Number
                                                                       64110M104

(Check one)

[X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended:  December 31, 1999

         [ ]     Transition Report on Form 10-K and Form 10-KSB

         [ ]     Transition Report on Form 20-F

         [ ]     Transition Report on Form 11-K

         [ ]     Transition Report on Form 10-Q and Form 10-QSB

         [ ]     Transition Report on Form N-SAR

         For Transition Period Ended: _________________________________

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

         Full Name of Registrant:  NetGain Development, Inc.

         Former Name if Applicable:  Central Oil Corporation

         Address of Principal Executive Office (STREET AND NUMBER): 152 West 57th Street, 40th Floor

         City, State and Zip Code: New York, New York 10019

                                     PART II
                             RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [ ]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, 10-KSB, 20-F, 11-K or
                           Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]      (c)      The accountants statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Company underwent a change in control in May 1999 and, related to that, a change in business focus. Prior to that time, the Company was a development company with minimal operating results. New management needs additional time in which to prepare the audited financial statements reflecting the operating business.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         ANDREAS TYPALDOS                (212) 765-2914
         ----------------------------    -------------------------------
         (Name)                          (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [ ] Yes [ X ] No - Form 10-QSB for the quarter ended March 31, 1999 was filed late by prior management.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

                  [ X ]  Yes   [  ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company effected a change in control in May 1999. Prior to that time, the Company was a development company with minimal operating results. In connection with the change in control and a change in the Company's business focus, the Company has incurred operating expenses in connection with the implementation of its business plan. For the year ended December 31, 1999, the Company had no revenues but incurred general and administrative expenses of approximately $873,000. In the prior period, the Company had no operating income and total operating expenses of $9,444 for a net loss of $9,444.

                            NETGAIN DEVELOPMENT, INC.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         /s/ Andreas Typaldos
         Date:  March 30, 2000                    By:___________________________
                                                  Name:  Andreas Typaldos
                                                  Title: Chief Executive Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).